WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

September 26, 2006

Mr. Craig Slivka
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408

Re:	Triple Bay Industries, Inc. Registration Statement on Form SB-2 Amendment No. 1. File No. 333-136827

Dear Ms. Karu:

We have filed on EDGAR a clean and marked copy of the above Amendment No. 1.

Page number references are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,
/s/ MICHAEL T. WILLIAMS, ESQ Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .		Purpose disclosed.
2 .		Business history disclosed.
3 .		Status updated.
4 .		Risk eliminated as not material.
5 .		Risk eliminated.
6 .		Risk eliminated.
7 .		Sentence eliminated.
8 .		Dates disclosed.
9 .		Principals labeled.
10 .		Revised to add requested disclosure.
11 .		Language revised.
12 .		Business development during past three years added.
13 .		There are no written agreements.
14 .		Areas disclosed.
15 .		Simply ship disclosed.
16 .		Environmental matters disclosed.
17 .		Term defined.
18 .		Marketing disclosure expanded.
19 .		Competitive conditions disclosure expanded.
20 .		Information concerning facilities added in “Description of Property.”
21 .		MDA revised throughout.
22 .		MDA revised throughout.
23 .		Liquidity sources discussion added.
24 - 28		See below
29.		Consent revised.
30 - 32		Opinion revised.

Accounting Comments

SEC Comment # 24 Page 30

The audit report has been revised to clearly state that each of the two years in the period ended December 31, 2005 were audited.

SEC Comment # 25 Page 36

Revised to disclose that there were no common stock equivalents during 2005 and the six months ended June 30, 2006.

SEC Comment # 26 Page 37

Revised to clarify the conversion terms. The debt is convertible into shares of common stock only and that the conversion can only occur upon the change of control or three years from the effective date of the registration statement.

The Company considered the following to determine the appropriate accounting for the conversion feature of the convertible debt:

It was determined that the debt was not conventional debt due to the fact that the number of shares of common stock at conversion was not set, therefore EITF 00-27 and EITF 98-5 did nor apply.

It was determined that the conversion feature of the debt was to be treated as equity under EITF 00-19 due to the following:

Net cash settlement is not required nor at the option of the holder.
Physical settlement in shares is required.
The contract permits settlement in unregistered shares.
The Company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require issuance of stock during contract period.
The contract contains an explicit limit on the number of shares to be delivered upon settlement.
There are no required cash payments by the Company to the holder in the event the Company fails to make timely filings with the SEC.
There are no "make-whole" provisions requiring cash payments by the Company to the holder in the event the holder sells the common shares and proceeds are insufficient for full return of an amount due.
There are no provisions in the contract that indicate the counterparty has rights that rank above the rights of shareholders of the stock underlying the contract.
There is no requirement in the contract to post collateral at any point or for any reason.

The embedded instrument if freestanding would not be a derivative pursuant to paragraphs 6-11 of FAS 133 due to the fact that the contract does not require the delivery of a derivative instrument that is readily convertible to cash.

SEC Comment #27 Page 37

During 2006, it was determined that the amount related to the receivable from officer would not be paid back and the Company elected at that point to record the expense at that time.

SEC Comment #28

Revised to include a statement of operations and a statement of cash flows for the six months ended June 30, 2005.

SEC Comment #29

Malone & Bailey has revised their consent as specified